Exhibit 12.1

Life Storage, Inc.

Life Storage LP

Statement Re: Computation of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

Amounts in thousands

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$81,291	$109,672	$86,971	$69,524	$47,185
Add: Income tax expense	413	1,251	927	936	1,326
Add: Fixed charges	55,001	37,864	39,024	32,720	33,547
Add: Distributed income of equity investees	5,207	4,821	3,123	2,630	2,184
Less: Capitalized interest	(96)	(62)	(84)	(113)	(149)
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—

Earnings (1)	141,816	153,546	129,961	105,697	84,093
Fixed charges:
Interest expense	52,769	35,940	33,719	31,166	32,330
Amortization of financing fees	1,735	1,184	859	834	836
Capitalized interest	96	62	84	113	149
Estimate of interest included in rent expense	401	678	4,362	607	232
Preferred stock dividends	—	—	—	—	—

Fixed charges (2)	$55,001	$37,864	$39,024	$32,720	$33,547
Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	2.58	4.06	3.33	3.23	2.51